EXHIBIT 6.1(F)

August 4, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:     Cleco Corporation and Cleco Midstream Resources LLC

Ladies and Gentlemen:

This opinion is furnished to the Securities and Exchange Commission (the "Commission") in connection with the Application/Declaration on Form U-1 (File No. 070-10318) (the "Application") of Cleco Corporation ("Cleco"), a Louisiana corporation, and Cleco Midstream Resources LLC ("Cleco Midstream"), a Louisiana limited liability company, (together, the "Applicants") under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The Application seeks the authorization and approval of the Commission for the acquisition of all of the issued and outstanding membership interests of Attala Transmission, LLC ("Attala"). Attala is a Louisiana limited liability company that will acquire transmission facilities from Central Mississippi Generating Company, LLC ("Central Mississippi") and thus become a public-utility company.  The transaction proposed by the Application is described in detail in the Application.  Any terms used in this opinion have the same meanings assigned to them in the Application.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Application and such corporate records of the Applicants, certificates of public officials, certificates of officers and representatives of the Applicants, and other exhibits, documents, agreements, instruments and other materials we have deemed necessary or advisable as a basis for the opinions expressed in this letter.  In such examination, we have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.  As to any facts material to our opinion, we have, when relevant facts were not independently established, relied upon the aforesaid records, certificates, exhibits, documents, agreements, instruments and other materials.  In addition, we have examined such questions of law as we considered necessary or appropriate for the purpose of rendering this opinion.

The opinions expressed below are subject to the condition that the Commission will duly enter an appropriate order permitting the Application to become effective under the Act and the rules and regulations thereunder.  This opinion speaks solely as of the date hereof and we have assumed that no act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

Based on the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, we are of the opinion that when the Commission has taken the action requested by the Application:

1. All state laws applicable to the Applicants and their associate companies in respect to the transaction as proposed in the Application have been complied with;

2. Each of the Applicants is an entity validly organized, duly existing and in good standing under the laws of the state of Louisiana;

3. The consummation of the transactions as proposed in the Application does not violate the legal rights of the holders of any securities issued by Cleco; and

4. The transaction has been carried out in accordance with the Application.

This opinion is intended solely for the use of the Commission in connection with the above-referenced Application, and may not be relied upon by any other person or used for any other purpose.  We are not, in this opinion, opining on laws other than the federal laws of the United States and the laws of the State of Louisiana.  We hereby consent to the use of this opinion as an exhibit to the above-referenced Application.

Yours truly,


/s/  Mark D. Pearce
Mark D. Pearce

MDP:bn